April 18, 2008
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	Novogen Limited
Ladies and Gentlemen:
     Novogen Limited (the “Company”) is in receipt of the comment letter, dated April 11, 2008, from the staff (the “Staff’) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007 (File No. 0-29962).
     The Company will submit its written response to the comments raised by the Staff in the letter to the SEC via EDGAR no later than Friday, May 2, 2008.

NOVOGEN LIMITED

By:	/s/ David Seaton

Name:	David Seaton
Title:	Chief Financial Officer
Novogen limited ABN 37 063 259 754    140 Wicks Road, North Ryde NSW 2113, Australia    Telephone +61 2 9878 0088 Facsimile +61 2 9878 0055
novogen@novogen.com www.novogen.com